Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 333-63740 of Powell Industries, Inc. (the “Company”) on Form S-8 of our report on the consolidated financial statements as of October 31, 2003 and for each of the two years in the period ended October 31, 2003 dated December 19, 2003, January 31, 2005 as to Note O (which expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and the restatement described in Note O), appearing in the Annual Report on Form 10-K of Powell Industries, Inc. for the year ended October 31, 2004.

/s/  Deloitte & Touche LLP

Houston, Texas
January 31, 2005